Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic and diluted earnings per common share of $.09 for the three months ended September 30, 2006 were calculated by dividing net income of $254,000 for the period July 1, 2006 to September 30, 2006 by the weighted-average number of common shares outstanding of 2,913,976.

Basic and diluted earnings per common share of $0.33 for the nine months ended September 30, 2006 were calculated by dividing net income of $957,000 for the period January 1, 2006 to September 30, 2006 by the weighted-average number of common shares outstanding of 2,914,711.